EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we consent to the incorporation by reference in the registration statement of Associated Estates Realty Corporation on Form S-8 (File No. 333-27429) of our report dated June 29, 2007, on our audit of the financial statements and schedules of the AERC 401(K) Savings Plan and Trust for the year ended December 31, 2006, which report is included in the Annual Report on Form 11-K which is filed with the Securities and Exchange Commission.

/s/ Reznick Group, P.C.

Bethesda, Maryland
June 29, 2007